UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

PATIENTS & PHYSICIANS, INC.
(formerly known as Finity Holdings, Inc.)

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

70322K109
(CUSIP Number)

Mr. Fred F. Nazem
c/o Patients & Physicians, Inc.
432 Park Avenue South, 13th Floor
New York, NY 10016
(212) 340-9100

(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

6/27/2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 197351208	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS Flagship Patient Advocates, Inc. (formerly Flagship Healthcare Management, Inc.) S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 04-3701029

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) [OO]

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-

	8.	SHARED VOTING POWER -0-

	9.	SOLE DISPOSITIVE POWER -0-

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON -0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14.	TYPE OF REPORTING PERSON CO

CUSIP No. 197351208	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS Fred F. Nazem I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) [OO]

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7.	SOLE VOTING POWER 22,194,351*

	8.	SHARED VOTING POWER -0-

	9.	SOLE DISPOSITIVE POWER 22,194,351*

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 22,194,351*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.82%

14.	TYPE OF REPORTING PERSON IN

*Includes 372,263 shares held by Nazem, Inc., a company that Mr. Nazem owns 100%, the conversion of a $1,000,000 Secured Convertible Term Note at $0.90 per share into 1,111,111 shares of common stock, the exercise of 499,230 common stock warrants exercisable at $0.92 per share, 25,944 shares held in the Alexander Gharib Nazem Trust and 25,944 shares held in the Taraneh Gharib Nazem Trust, Mr. Nazem’s children. Susie Gharib Nazem, Mr. Nazem’s wife is the Trustee of the Trusts. Mr. Nazem disclaims beneficial ownership of the shares held in trust for his children.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D (this“Schedule 13D”), relates to common stock, par value $.001 (“Common Stock”), of Patients & Physicians, Inc. (formerly Finity Holdings, Inc.), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 432 Park Avenue South, 13th Floor, New York, NY 10016.

ITEM 2. IDENTITY AND BACKGROUND.
(a) This Schedule 13D is being filed jointly by Flagship Patient Advocates, Inc. (formerly Flagship Healthcare Management, Inc.) (“Flagship”) and Fred F. Nazem (“Nazem”). The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”

(b)-(c) Flagship is a Delaware corporation. Flagship is engaged in the providing of healthcare advocacy services. The address of Flagship’s principal office and principal place of business is 432 Park Avenue South, 13th Floor, New York, NY 10016.

Mr. Nazem is a natural person, and his principal occupation is the Chairman and Chief Executive Officer of Flagship. The address of his principal office and principal place of business is c/o Flagship Healthcare Management, Inc., 432 Park Avenue South, 13th Floor, New York, NY 10016.

(d)-(e) During the last five years none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Nazem is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 27, 2006, Flagship returned the 34,000,000 shares of Common Stock it owned in the Issuer. On the same date, and in connection with the consummation of the Share Exchange Agreement between Flagship and the Issuer (the “Share Exchange”), Nazem acquired 22,194,351 shares of the Issuer’s capital stock.

ITEM 4. PURPOSE OF TRANSACTION.

On January 30, 2006, Flagship acquired 34,000,000 shares of the Issuer’s Common Stock in order to obtain majority voting control of the Issuer. Following the majority vote of the Issuer’s shareholders (the “Shareholders”) at a special meeting of the Shareholders on June 27, 2006, the Share Exchange was approved and closed. As a result, the Issuer canceled the 34,000,000 shares of the Issuer’s Common Stock. In connection with the consummation of the Share Exchange, Nazem acquired 22,194,351 shares of the Issuer’s capital stock. Nazem acquired the securities of the Issuer for general investment purposes. Notwithstanding the foregoing, Nazem retains the right to change his investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional securities from time to time or to sell or otherwise dispose of all or part of the securities beneficially owned by him in any manner permitted by law.

Except as set forth above, neither of the Reporting Persons has any plans or proposals which the Reporting Persons may have which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) any other material change in the Issuer's business or corporate structure.

(e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) any other material changes in the Issuer's business or corporate structure.

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Neither of the Reporting Persons has effected any transactions in the class of securities described in the past 60 days.

(d) To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
On January 30, 2006, Flagship and the Shareholders of Flagship entered into the Share Exchange Agreement with the Issuer, pursuant to which the Issuer acquired all of the issued and outstanding capital stock of Flagship from the Shareholders in exchange for an aggregate of 55,685,255 newly-issued shares of the Issuer’s Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Joint Filing Agreement dated July 7, 2006.

Exhibit 2.  Share Exchange Agreement between Patients & Physicians, Inc. (formerly Finity Holdings, Inc.) and Flagship Patient Advocates, Inc. (formerly Flagship Healthcare Management, Inc.), dated January 30, 2006, (incorporated by reference to the Form 8-K of Finity Holdings, Inc., filed February 3, 2006).

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: July 7, 2006	FLAGSHIP PATIENT ADVOCATES, INC

By: /s/ Fred F. Nazem
Name: Fred F. Nazem
Title: Authorized Representative

/s/ Fred F. Nazem
Fred F. Nazem

EXHIBIT 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock of Finity Holdings, Inc., and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 7th day of July, 2006.

FLAGSHIP PATIENT ADVOCATES, INC

By: /s/ Fred F. Nazem
Name: Fred F. Nazem
Title: Authorized Representative

/s/ Fred F. Nazem
Fred F. Nazem